YOUSTAKE, INC
STATEMENTS OF CASH FLOWS
(unaudited)

	For the twelve months ended April 30,	
	2017	2016
Cash flows from operating activities		
Net loss	$ (640,268)	$ (330,828)
Stock Compensation	351	9,224
Adjustments to reconcile net loss to net cash		
used by operating activities:		
(Increase)/decrease in debt discount, net	16,666	(22,222)
(Increase)/decrease in prepaid expenses	4,450	(7,700)
Increase/(decrease) in accounts payable & accrued expenses	53,129	83,400
Increase/(decrease) in unearned revenue	(76,822)	76,822
Net cash used by operating activities	(642,494)	(191,304)
Cash flows from financing activities		
Proceeds from issuance of future purchase rights	429,000	317,000
Proceeds from the sale of convertible debt	-	125,000
Proceeds from officer loan	1,970	-
Net cash provided by financing activities	430,970	442,000
Net increase/(decrease) in cash and cash equivalents	(211,524)	250,696
Cash and cash equivalents, beginning	250,696	-
Cash and cash equivalents, ending	$ 39,172	$ 250,696

See accountants' review report and accompanying notes to the financial statements.

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